United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GFL Environmental Inc.

(Name of Issuer)

Subordinate voting shares, no par value

(Title of Class of Securities)

36168Q104

(CUSIP Number)

October 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36168Q104	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons HPS Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 25,856,355
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 25,856,355

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,856,355
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 36168Q104	Schedule 13G	Page 2 of 5

Explanatory Note

The Reporting Person (as defined below) filed a Schedule 13G on October 13, 2020 that inadvertently omitted 2,046,831 subordinate voting shares held by entities for which the Reporting Person acts as the investment manager or acts as the sole member of the investment manager. This filing is being made solely to correct the amount of securities beneficially owned by the Reporting Person.

ITEM 1. (a)	Name of Issuer:

GFL Environmental Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

ITEM 2. (a)	Name of Person Filing:

The Schedule 13G is being filed by HPS Investment Partners, LLC, a Delaware limited liability company (“HPS”, or the “Reporting Person”).

HPS is the sole member of HPS Mezzanine Management III, LLC, which is the investment manager of each of Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P., MP III Offshore Equity Investments, L.P., and MP III Offshore Mezzanine Investments, L.P. (the “III Funds”). HPS is the sole member of HPS Mezzanine Management 2019, LLC, which is the investment manager of each of HN Co-Investment Fund, L.P., Galaxy III Co-Invest, L.P., MP 2019 Onshore Mezzanine Master, L.P., MP 2019 AP Mezzanine Master, L.P., and MP 2019 Mezzanine Master, L.P. (collectively, the “2019 Funds”). HPS is also the investment manager of HPS VG Co-Investment Fund, L.P., Moreno Street Direct Lending Fund, L.P., and Wrangler Co-Invest, L.P. (together with III Funds and the 2019 Funds, the “Funds”).

As such, HPS has the power to vote and dispose of the securities held by the Funds, and as such, may be deemed to beneficially own the securities held by the Funds.

(b)	Address or Principal Business Office:

The business address of the Reporting Persons is 40 West 57th Street, 33rd Floor, New York, NY 10019.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is organized under the laws of the state of Delaware.

CUSIP No. 36168Q104	Schedule 13G	Page 3 of 5

(d)	Title of Class of Securities:

Subordinate voting shares, no par value.

(e)	CUSIP Number:

36168Q104

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-b) Amount beneficially owned:

HPS may be deemed to be the beneficial owner of an aggregate of 25,856,355 subordinate voting shares representing 7.6% of the outstanding subordinate voting shares, which includes (i) 23,809,524 subordinate voting shares issuable upon conversion of 28,571,428 shares of Series A Convertible Preferred Shares (“Preferred Shares”) and (ii) 2,046,831 subordinate voting shares held of record by the Funds. The percentage of the subordinate voting shares beneficially owned is based on 338,122,034 subordinate voting shares outstanding, which includes 314,312,510 subordinate voting shares outstanding as of August 1, 2020, as reported by the Issuer in the Subscription Agreement dated August 12, 2020 (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed August 14, 2020), and 23,809,524 subordinate voting shares issuable upon conversion of 28,571,428 Preferred Shares held of record by the Funds.

(c) Number of shares as to which the person has:

(i) Sole power to direct the vote:

See row 5 of the cover page of the Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of the Reporting Person.

CUSIP No. 36168Q104	Schedule 13G	Page 4 of 5

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 36168Q104	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 19, 2020

HPS Investment Partners, LLC

By:	/s/ Mark Rubenstein
Name: Mark Rubenstein
Title: Managing Director